UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

EXCERPT FROM THE MINUTES OF THE 312th BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 28, 2016

1.         DATE, TIME AND VENUE: At 2:00 p.m., on December 28, 2016, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to paragraph 3, Article 17 of the Company’s Bylaws.

3.         ATTENDANCE: All members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Gisélia Silva, to act as Secretary.

5.         AGENDA: To consider and vote on: (v.i) the general conditions required to obtain consent from the Brazilian Development Bank (“BNDES”) to alter the shareholding control of CPFL Energia in the debt contracts of the CPFL group; (v.ii) the indicators for monitoring the limits of exposure to Legal – Tax, Generation Works, Operating Performance, Industry Regulation, Budget, Pension Plan, Distribution Investments, Reputation/Image and People Risks; (v.iii) the pledging, by CPFL Energia, of personal guarantees in the form of suretyships, to guarantee the faithful, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by: (a) the subsidiary Rio Grande Energia S.A. (“RGE”), in connection with the 8th issue of its non-convertible, unsecured debentures, in two series, with additional personal guarantees from the Company to RGE; and (b) the subsidiary Companhia Piratininga de Força e Luz (“CPFL Piratininga”), in connection with the 8th issue of its non-convertible, unsecured shares, in two series, with additional personal guarantees from the Company to CPFL Piratininga; and (v.iv) the execution of the Amendments to the Service Agreement for Operation and Maintenance (O&M) of Wind Turbines by the subsidiary CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

6.         DECISIONS TAKEN: The directors decided that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Directors unanimously resolved to:

(vi.i) Debate and approve, pursuant to items (o) and (v) of Article 17 of the Bylaws of the Company and in accordance with Resolution 2016173-E of the Board of Executive Officers, the general conditions required to obtain consent from BNDES to alter the shareholding control of CPFL Energia in the debt contracts of CPFL group, and to assume all obligations and duties to be established in the "Private Instrument of Additional Amendments applicable to Contracts entered into between BNDES and CPFL Group" to be performed by CPFL Energia and its subsidiaries, in accordance with Decisions 775/2016 and 776/2016 of the Board of Executive Officers of BNDES, both dated December 21, 2016, with the registration that this resolution shall come into effect upon the consummation of the transaction between the Shareholders of the Controlling Group of CPFL Energia and State Grid Brazil Power Participações Ltda. ("State Grid") and the consequent transfer of the shares forming the controlling interest to State Grid;

(vii) Discuss and approve, in accordance with item (o) of Article 17 of the Bylaws and item 8 of the Corporate Risk Management Policy (“the Policy”) of the Company: (vi.ii.i) the indicators for monitor the Legal – Tax Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Legal - Tax Risk” - Resolution 2016153-E of the Board of Executive Officers; (vi.ii.ii) the indicators for monitoring Generation Works Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Generation Works Risk” – Resolution 2016163-E of the Board of Executive Officers; (vi.ii.iii) the indicators for monitoring Distribution and Generation Operating Performance Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Operating Performance Risk” – Resolution 2016164-E of the Board of Executive Officers; (vi.ii.iv) the indicators for monitoring Industry Regulation Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Industry Regulation Risk” – Resolution 2016165-E of the Board of Executive Officers; (vi.ii.v) the indicators for monitoring Budget Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Budget Risk” – Resolution 2016166-E of the Board of Executive Officers; (vi.ii.vi) the indicators for monitoring Pension Plan Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Pension Plan Risk” – Resolution 2016167-E of the Board of Executive Officers; (vi.ii.vii) the indicators for monitoring Distribution Investment Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Distribution Investment Risk” – Resolution 2016168-E of the Board of Executive Officers; (vi.ii.viii) the indicators for monitoring Reputational/Image Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “Reputational/Image Risk” – Resolution 2016169-E of the Board of Executive Officers; and (vi.ii.ix) the indicators for monitoring People Risk; the exposure limit; and the inclusion of the Appendix into the Policy – “People Risk” – Resolution 2016170-E of the Board of Executive Officers; being registered that the resolutions referred to in item (vi.i) were previously analyzed by the Management, Risk and Sustainability Processes Committee, which recommended the submission of these items for approval by the Board of Directors; and

(vi.iii) (vi.iii.i) Discuss and approve, pursuant to item (s) of Article 17 of the Bylaws of the Company, the pledging by CPFL Energia of personal guarantees in the form of suretyships, to guarantee the faithful, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by: (a) RGE, in connection with the 8th issue of its non-convertible, unsecured debentures, in two series, with additional personal guarantees from the Company to RGE (“RGE Issue”); and (b) CPFL Piratininga and, jointly with RGE ("Issuers"), in connection with the 8th issue of its non-convertible, unsecured shares, in two series, with additional personal guarantees from the Company to CPFL Piratininga (“CPFL Piratininga Issue” and, jointly with the RGE Issue, the “Issues”), both for public distribution with limited placement efforts, pursuant to the Brazilian Securities and Exchange Commission (CVM) Instruction 476, of January 16, 2009, as amended, expressly waiving the benefits of order, novation, rights and permissions of any nature provided for in Articles 277, 333, sole paragraph, 364, 366, 821, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and Articles 130 and 794 of the Brazilian Civil Procedure Code, undertaking as surety and principal payer, jointly and severely liable with the Issuers, as applicable, to pay the full amount of the respective debts represented by the debentures, plus the respective remunerations and applicable charges on late payments, as well as other existing pecuniary obligations. No objection or opposition brought by the Issuers shall be admitted or may be invoked by the Company with the objective of excusing itself from complying with its obligations owed to the debentureholders in connection with the issues and the limited placement offers, which shall have the following characteristics:

(1)        RGE Issue:

(a)        Total Issue Amount: The total amount of the RGE Issue shall be three hundred eighty million reais (R$380,000,000.00) on the issue date, of which: (i) up to one hundred thirty million reais (R$130,000,000.00) corresponds to the debentures of the first series (“RGE Debentures of the First Series”); and (ii) up to two hundred fifty (R$250,000,000.00) corresponds to the debentures of the second series (“RGE Debentures of the Second Series” and, jointly with RGE Debentures of the First Series, the “RGE Debentures”).

The nominal unit value of the RGE Debentures of the First Series shall be amortized in two installments, of which fifty percent (50%) is due in the sixth year of the duration of the RGE Debentures of the First Series and fifty percent (50%) is due on the maturity date of the RGE Debentures of the First Series (based on the hypothesis of the full early redemption and early maturity of the RGE Debentures of the First Series).

The nominal unit value of the RGE Debentures of the Second Series shall be amortized in two installments, of which fifty percent (50%) is due in the fourth year of the duration of the RGE Debentures of the Second Series and fifty percent (50%) is due on the maturity date of the RGE Debentures of the Second Series (based on the hypothesis of the full early redemption and early maturity of RGE Debentures of the Second Series).

(b)        Maturity Date:

For all legal purposes, the RGE Debentures of the First Series shall mature in seven (7) years as from the issue date, except in the case of the occurrence of the full early redemption and early maturity events of the RGE Debentures of the First Series.

For all legal purposes, the RGE Debentures of the Second Series shall mature in five (5) years as from the issue date, except in the case of the occurrence of the full early redemption and early maturity events of the RGE Debentures of the Second Series.

(c)        Inflation Adjustment:

The nominal unit value of the RGE Debentures of the First Series shall be adjusted for inflation as from the date of the first payment of the RGE Debentures of the First Series, based on the cumulative variation in the Broad Consumer Price Index (IPCA), as calculated and published by the Brazilian Institute of Geography and Statistics (IBGE) (“IPCA” and “Inflation Adjustment”, respectively), calculated pro rata temporis by business days transpired, with the product of Inflation Adjustment automatically incorporated into the nominal unit value (“Inflation-Adjusted Nominal Unit Value”), based on the formula in the issue indenture.

The RGE Debentures of the Second Series shall not be adjusted for inflation.

(d)        Remuneration:

The RGE Debentures of the First Series shall be entitled, as from the first date of payment of the RGE Debentures of the First Series, to compensatory interest corresponding to a certain percentage per annum, based on two hundred and fifty-two (252) business days, to be defined in accordance with the bookbuilding procedure and, in any case, limited to the internal rate of return of the government bond Tesouro IPCA+2024, maturing in 2024, reduced exponentially by zero point zero five percent (0.05%) per annum, based on two hundred and fifty-two (252) business days, to be verified at the close of the business day immediately prior to the date of the procedure to collect the investment intentions of potential investors in the RGE Debentures of the First Series (excluding the date of the actual bookbuilding process from the calculation of the number of days), in accordance with the rates disclosed by the Brazilian Financial and Capital Markets Association (“ANBIMA”) on its website (http://www.anbima.com.br), expressed as a percentage per annum, based on two hundred and fifty-two (252) business days, calculated exponentially and cumulatively, pro rata temporis by the number of business days transpired, as from the date of the first payment of the RGE Debentures of the First Series or the remuneration payment date immediately prior, as applicable (inclusive), through the date of the effective payment (exclusive), as defined in the formula set forth in the issue indenture.

The RGE Debentures of the Second Series shall be entitled, as of the first date of payment of the RGE Debentures of the Second Series, to compensator interest corresponding to a certain percentage per annum, based on two hundred and fifty-two (252) business days, to be defined in accordance with the bookbuilding process and, in any case, limited to one hundred and eleven point two five percent (111.25%) of the average daily rates of the Interbank Deposit (DI) rate for one day, “over extra group”, expressed as a percentage per annum, based on two hundred and fifty-two (252) business days, as calculated and published by CETIP S.A. – Clearing House in the daily newsletter available on its website (www.cetip.com.br) (“DI Rate”), to be verified through the process to collect the investment intentions of potential investors in the RGE Debentures of Second Series, as from the date of the first payment of RGE Debentures of Second Series or the compensation payment date immediately prior, as applicable (inclusive), through the date of the effective payment (exclusive), as defined in the formula set forth in the issue indenture.

The remuneration of the RGE Debentures shall be paid every six months, as from the issue date.

(e)        Fine and Interest for Late Payment: Without prejudice to the remuneration, if RGE and/or the Company fail to pay ontime any amount due to the RGE Debentureholders, any amounts overdue and unpaid by the Issuer and/or RGE, including, but not limited to, the payment of the remuneration due pursuant to the issue indenture, shall be subject, regardless of prior notice, notification, or court or out-of-court notification: (i) a conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest for late payment at the rate of one percent (1%) per month, calculated pro rata temporis as from the date of default through the date of effective payment.

(2)        CPFL Piratininga Issue:

(a)        Total Issue Amount: The total amount of the CPFL Piratininga Issue shall be three hundred ten million reais (R$310,000,000.00) on the issue date, of which: (i) up to sixty million reais (R$60,000,000.00) corresponds to the debentures of the first series (“CPFL Piratininga Debentures of the First Series”); and (ii) up to two hundred fifty million reais (R$250,000,000.00) corresponds to the debentures of the second series (“CPFL Piratininga Debentures of the Second Series” and, jointly with the CPFL Piratininga Debentures of the Second Series, the “CPFL Piratininga Debentures”).

The nominal unit value of the CPFL Piratininga Debentures of the First Series shall be amortized in two installments, of which fifty percent (50%) is due in the sixth year of the duration of the CPFL Piratininga Debentures of the First Series and fifty percent (50%) is due on the maturity date of the CPFL Piratininga Debentures of the First Series (based on the hypothesis of the full early redemption and early maturity of the CPFL Piratininga Debentures of the First Series).

The nominal unit value of the CPFL Piratininga Debentures of the Second Series shall be amortized in two installments, of which fifty percent (50%) is due in the fourth year of the duration of the CPFL Piratininga Debentures of the Second Series and fifty percent (50%) is due on the maturity date of the CPFL Piratininga Debentures of the Second Series (based on the hypothesis of the full early redemption and early maturity of the CPFL Piratininga Debentures of the First Series).

(b)        Maturity Date:

For all legal purposes, the CPFL Piratininga Debentures of the First Series shall mature in seven (7) years as from the issue date, except in the case of the occurrence of the full early redemption and early maturity events of the CPFL Piratininga Debentures of the First Series.

For all legal purposes, the CPFL Piratininga Debentures of the Second Series shall mature in five (5) years as from the issue date, except in the case of the occurrence of the full early redemption and early maturity events of the CPFL Piratininga Debentures of the Second Series.

(c)        Inflation Adjustment:

The nominal unit value of the CPFL Piratininga Debentures of the First Series shall be adjusted for inflation as from the date of the first payment of the CPFL Piratininga Debentures of the First Series, based on the variation in the Broad Consumer Price Index (IPCA), as calculated and published by the Brazilian Institute of Geography and Statistics (IBGE) (“IPCA” and “Inflation Adjustment”, respectively), calculated pro rata temporis by business days transpired, with the product of the Inflation Adjustment automatically incorporated into the nominal unit value (“Inflation-Adjusted Nominal Unit Value”), in accordance with the formula in the issue indenture.

The CPFL Piratininga Debentures of the Second Series shall not be adjusted for inflation.

(d)        Remuneration:

The CPFL Piratininga Debentures of the First Series shall be entitled, as from the first date of payment of the CPFL Piratininga Debentures of the First Series, to compensatory interest corresponding to a certain percentage per annum, based on two hundred and fifty-two (252) business days, to be defined in accordance with the bookbuilding process and, in any case, limited to the internal rate of return of the government bond Tesouro IPCA+2024, maturing in 2024, reduce exponentially by zero point zero five percent (0.05%) per annum, based on two hundred and fifty-two (252) business days; to be verified at the close of the business day immediately prior to the date of the process to collect the investment intentions of potential investors in the CPFL Piratininga Debentures of the First Series (excluding the date of the actual bookbuilding process from the calculation of the number of days), in accordance with the rates disclosed by ANBIMA on its website (http://www.anbima.com.br), expressed as a percentage per annum, based on two hundred and fifty-two (252) business days, calculated exponentially and cumulatively, pro rata temporis by the number of business days transpired, from the date of the first payment of the CPFL Piratininga Debentures of the First Series or the remuneration payment date immediately prior, as applicable (inclusive), through the date of the effective payment (exclusive), as defined by the formula set forth in the issue indenture.

The CPFL Piratininga Debentures of the Second Series shall be entitled, as from the first date of payment of the CPFL Piratininga Debentures of the Second Series, to compensatory interest corresponding to a certain percentage per annum, based on two hundred and fifty-two (252) business days, to be defined in accordance with the bookbuilding process and, in any case, limited to one hundred and eleven point two five percent (111.25%) of the DI Rate, to be verified through the process to collect the investment intentions of potential investors in the CPFL Piratininga Debentures of the Second Series, as from the date of the first payment of the CPFL Piratininga Debentures of the Second Series or the remuneration payment date immediately prior, as applicable (inclusive), through the date of the effective payment (exclusive), as defined by the formula set forth in the issue indenture.

The remuneration of CPFL Piratininga Debentures shall be paid every six months, as from the issue date.

(e)        Fine and Interest for Late Payment: Without prejudice to the remuneration, if CPFL Piratininga and/or the Company fail to pay on-time any amount due to the CPFL Piratininga Debentureholders, any amounts overdue and unpaid by the Issuer and/or CPFL Piratininga, including, but not limited to, the payment of the remuneration due pursuant to the issue indenture, shall be subject, regardless of prior notice, notification, or court or out-of-court notification: (i) conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest for late payment at the rate of one percent (1%) per month, calculated pro rata temporis as from the date of default through the date of the effective payment, and

(vi.iii.ii) Recommend that the directors nominated by the Company to the Boards of Directors of the Issuers vote for approval of the respective Issues and ratify all acts already carried out by the Board of Executive Officers of the Company in connection with the approvals referred to above, authorizing the Board of Executive Officers to practice all necessary acts to formalize these approvals, including, but not limited to, the issue indenture and its potential amendments, and

(vi.iv) Discuss and recommend that the directors nominated by the Company to the Board of Directors of CPFL Renováveis vote for the execution of the Amendments to the Contracts for Operation and Maintenance (O&M) of Wind Turbines signed with the companies Acciona Wind Power and General Electric Energy do Brasil, pursuant to the terms and conditions of Resolutions 2016159-E and 2016160-E, respectively, of the Board of Executive Officers.

7.         CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the

Board of Directors no. 7, page 76 to 80.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 11, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.